LSB INDUSTRIES, INC.
16 South Pennsylvania
Post Office Box 754
Oklahoma City, OK  73101

November 19, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Pamela A. Long

Re:	LSB Industries, Inc.; Form S-3 Registration Statement, filed September 15, 2009, as amended; Commission File No. 333-161935

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LSB Industries, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-161935), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m., Eastern Time, on Friday, November 20, 2009, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(a)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(b)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LSB INDUSTRIES, INC.

By:	/s/ Tony M. Shelby
Tony M. Shelby, Executive Vice President and Chief Financial Officer

cc:  Hagen Ganem, Esq.